Deloitte & Touche LLP
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Member of Dealerweb LLC

We have reviewed management's statements, included in the accompanying Dealerweb LLC's Exemption Report (the "Exemption Report"), in which Dealerweb LLC (the "Company") stated that the SEC Division of Trading and Markets staff did not object to the Company filing the Exemption Report in lieu of a compliance report based on the Company's representations that the Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and met the identified circumstances below throughout the period from January 1, 2025 to December 31, 2025 without exception:

- The Company neither collects nor holds customer collateral.
- The Company limited its business activities to the purchase and sale of fixed income securities (primarily U.S. government and government agency mortgage-backed securities, U.S. Treasury bills, notes and bonds, repurchase agreements, collateralized mortgage obligations and municipal securities), exchange traded funds and futures and operates an electronic trading system primarily for U.S. Treasury and agency mortgage-backed securities. Most transactions facilitated by the Company are cleared by its participants through Fixed Income Clearing Corporation ("FICC") as FICC members. However, the Company also facilitates transactions for trading participants that are not members of FICC. These participants settle their Dealerweb transactions on an Receive vs. Payment/Delivery vs. Payment ("RVP/DVP") basis through the Company's agent bank.
- The Company does not have proprietary or customer accounts as defined in 17 C.F.R. § 240.15c3-3 and thus did not directly or indirectly receive, hold, custody or otherwise owe funds or securities for or to customers throughout the year ended December 31, 2025, without exceptions.
- The amounts included in the 15c3-3 Computation for Determination of Proprietary Account Reserve Requirements for Brokers and Dealers include fails from trades cleared through the Company's agent bank for RVP/DVP transactions. Broker and dealer accounts payable related primarily to factor adjustments, clearing differences and principal and interest.

The Company's management is responsible for its compliance with the eligibility requirements to file an Exemption Report and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the eligibility requirements to file an Exemption Report in lieu of a compliance report under the identified circumstances. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the identified circumstances.

Deloitte & Touche LLP

February 17, 2026



Dealerweb LLC's Exemption Report

Dealerweb LLC ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

(1) The SEC Division of Trading and Markets staff did not object to the Company filing the exemption report in lieu of a compliance report based on the Company's representations that the Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, on the condition that Dealerweb LLC neither collects nor holds customer collateral and the identified circumstances below.

(2) The Company limits its business activities to the purchase and sale of fixed income securities (primarily U.S. government and government agency mortgage-backed securities, U.S. Treasury bills, notes and bonds, repurchase agreements, collateralized mortgage obligations and municipal securities), exchange traded funds and futures and operates an electronic trading system primarily for U.S. Treasury and agency mortgage-backed securities. Most transactions facilitated by the Company are cleared by its participants through Fixed Income Clearing Corporation ("FICC") as FICC members. However, the Company also facilitates transactions for trading participants that are not members of FICC. These participants settle their Dealerweb transactions on an Receive vs. Payment/Delivery vs. Payment ("RVP/DVP") basis through the Company's agent bank.

(3) The Company does not have proprietary or customer accounts as defined in 17 C.F.R. § 240.15c3-3 and thus did not directly or indirectly receive, hold, custody or otherwise owe funds or securities for or to customers throughout the year ended December 31, 2025, without exceptions.

(4) The amounts included in the 15c3-3 Computation for Determination of Proprietary Account Reserve Requirements for Brokers and Dealers include fails from trades cleared through the Company's agent bank for RVP/DVP transactions. Broker and dealer accounts payable related primarily to factor adjustments, clearing differences and principal and interest.

To the best of its knowledge and belief, the Company met the identified circumstances described in the preceding paragraphs throughout the period from January 1, 2025 to December 31, 2025 without exception.

Dealerweb LLC

I, Richard Cotter, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CFO

February 17, 2026